SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE PERIOD ENDED MARCH 28, 2002



                             COMMISSION FILE NUMBER




                  VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)





                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Vivendi Universal 401(k) Plan - Universal Employees (the "Vivendi Universal - Universal Employees Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Vivendi Universal -- Employees Plan for the period ended March 28, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS


1. Financial statements of the Vivendi Universal - Universal Employees Plan for the period ended March 28, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted purusant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                        VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES


                         By  /s/ Robert Greenberg
                             ----------------------------------
                             Robert Greenberg
                             Senior Vice President - Global
                             Compensation and Benefits,
                             Vivendi Universal US Holding Co.


Date:  June 30, 2003

                                                                       Exhibit 1


                            VIVENDI UNIVERSAL 401(k) PLAN -
                               UNIVERSAL EMPLOYEES

                              FINANCIAL STATEMENTS

                                MARCH 28, 2002

CONTENTS


------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS                                                 1
------------------------------------------------------------------------------

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                             2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                             4-9

------------------------------------------------------------------------------

                         INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee of
Vivendi Universal 401(k) Plan - Universal Employees

We have audited the accompanying statements of net assets available for benefits of Vivendi Universal 401(k) Plan - Universal Employees as of March 28, 2002 and December 31, 2001, and the related statement of changes in net assets available for benefits for the period January 1, 2002 through March 28, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Vivendi Universal 401(k) Plan - Universal Employees as of March 28, 2002 and December 31, 2001, and the changes in net assets available for benefits for the period January 1, 2002 through March 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/McGladrey & Pullen LLP

New York, New York
June 30, 2003

THE VIVENDI UNIVERSAL 401(K) PLAN - UNIVERSAL EMPLOYEES

STATEMENTS OF NET ASETS AVAILABLE FOR BENEFITS
MARCH 28, 2002 AND DECEMBER 31, 2001


-------------------------------------------------------------------------------




                                                           2002              2001
                                                       -----------------------------

Net assets held in trust by Vanguard Fiduciary
   Trust Company (Note 6)                              $      -         $352,062,352
Liabilities                                                   -                    -
                                                       -----------------------------
Net assets available for benefits                      $      -         $352,062,352
                                                       =============================






SEE NOTES TO FINANCIAL STATEMENTS.

THE VIVENDI UNIVERSAL 401(K) PLAN - UNIVERSAL EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the period January 1, 2002 through March 28, 2002


-------------------------------------------------------------------------------


Additions to net assets attributed to:
Investment income (loss):
Net (depreciation) in fair value of investments                 $ (10,213,819)
Dividends and interest                                              1,975,175
                                                        ----------------------
                                                                   (8,238,644)
                                                        ----------------------

Contributions:
Employees                                                           7,875,479
Employer                                                            2,685,383
                                                        ----------------------
                                                                   10,560,862
                                                        ----------------------

Transfer of assets from affiliated plans                              527,590
                                                        ----------------------
        Total additions                                             2,849,808
                                                        ----------------------


Deductions from net assets attributed to:
Participant withdrawals                                            (8,866,666)
Transfer of assets to affiliated plan (Note 2)                   (346,045,494)
                                                        ----------------------
        Total deductions                                         (354,912,160)
                                                        ----------------------

        Net decrease                                             (352,062,352)

Net assets available for benefits:
Beginning of period                                               352,062,352
                                                        ----------------------
End of period                                                             $ -
                                                        ======================






SEE NOTES TO FINANCIAL STATEMENTS

VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1. Description of the Plan

The following brief description of Vivendi Universal 401 (k) Plan - Universal Employees (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan is a defined contribution plan originally established as the MCA, Inc. Employee Savings Plan ("MCA Plan") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan was administered by Joseph E. Seagram & Sons, Inc. (the "Company") through an Administrative Committee appointed by the Board of Directors of the Company. Effective October 15, 2001, the administration of the Plan was assigned to Vivendi Universal US Holding Co. ("VU"). VU administers the Plan through an Administrative Committee appointed by the Board of Directors of VU.

Effective January 1, 1997, the MCA Plan was amended and continued in the form of the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Seagram Plan"). The name of was changed to the Retirement Savings and Investment Plan for Employees of Joseph
E. Seagram & Sons, Inc. and Affiliates - Universal Employees. Effective January 1, 1999, the name was changed to The Seagram 401(k) Plan - Universal Employees. Effective January 1, 2002, the name of the Plan was changed to its current name. To simplify plan administration, the Plan was amended in the form of the Seagram Plan, including certain modifications to the terms, to accommodate the benefits provision solely applicable to eligible employees of Universal Studios, Inc. ("Universal"). Notwithstanding the adoption of the form of the Seagram Plan, the Plan has continued its existence as a separate plan. Plan assets are solely available for the benefit of and used to satisfy the liabilities incurred on behalf of employees of the Plan.

Eligibility: The Plan covers employees of Universal and certain of its United States subsidiaries (collectively, the "Participating Companies") who are either (i) salaried employees or (ii) hourly employees employed in a classification designated by the Participating Companies from time to time, excluding persons who are members of a labor union, guild or other collective bargaining unit unless the employee is salaried and paid in whole or in part by Universal or whose employment is subject to certain labor agreements, persons employed on a special basis and persons by an operating unit of the Participating Companies to which the Plan has not been extended. In addition, non-salaried employees of Hilltop Service, Inc., seasonal and temporary employees of Universal Studios Tour, certain temporary clerical employees and interns and UMG Manufacturing Logistics, Inc. employees of the Memphis and Reno locations, must complete one year of service before they are eligible to participate in the Plan.

Contribution: Each participant's account is credited with the participant's contributions and the Company's matching contributions. Plan earnings are allocated based on participant account balances, as defined. Non-highly compensated employees, as defined by the Plan, may elect to contribute to their pre-tax accounts on a pre-tax basis ("Pre-Tax Contributions") and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual salary (as defined in the Plan), in multiples of 1%, in any contribution. Effective January 1, 1999, highly compensated employees, as defined by the Plan may contribute up to 17% in the aggregate to their pre-tax and after-tax accounts with a limit of 10% of their pre-tax account. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans.

VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1. Description of the Plan (Continued)

The Plan provides for matching contributions by the Participating Companies payable to the participants' company match accounts. The Participating Companies matching contribution was increased to 60% of the first 6% of the Participants' pre-tax and after-tax contributions made during each payroll period. The Participating Companies matching contributions are subject to limitations imposed by federal laws for qualified retirement plans.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contribution rate changes can be changed on any business day and must be made in increments of 1%.

The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

The Participating Companies may make discretionary contributions in an amount to be determined by the Participating Companies. The Participating Companies have not made discretionary contributions since the inception of the Plan.

Vesting: A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:


                      Years of Service                     Vested Percentage
--------------------------------------------------------------------------------

                      Less than 1                                   0%
                      At least 1, but less than 2                  20%
                      At least 2, but less than 3                  40%
                      At least 3, but less than 4                  60%
                      At least 4, but less than 5                  80%
                      5 or more                                   100%

Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1. Description of the Plan (Continued)

Forfeitures: The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan. The Participating Companies used $357,711 in forfeitures to offset their contributions during the period ended March 28, 2002.

Payment of Benefits: Upon termination of employment, after attainment of age 60 or for reason of disability or death, the participant or his or her beneficiary shall receive the value of his or her accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts. Benefits are recorded when paid.

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and is held by the Trustee until the date of distribution as elected by the participants.

Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

Loans to Participants: A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the vested portion of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. Applications for loans must be approved by the administrative committee. The amounts borrowed are transferred from the investment funds in which the participant's accounts are currently invested. Repayments and interest thereon are credited to the participant's current investment funds through payroll deductions made each pay period. The interest rate for loans is based on the prime rate on the first business day of the month in which the loan is made plus one percentage point.

Note 2.  Significant Plan Changes

Effective January 1, 2002, Vivendi Universal US Holding Co. amended the Joseph
E. Seagram & Sons, Inc. Master Trust Agreement and changed the Plan name from The Seagram 401(k) Plan - Universal Employees to Vivendi Universal 401(k) Plan
- Universal Employees.

Effective March 28, 2002, all of the Plan's assets were transferred into the Vivendi Universal 401(k) Plan, and its existence as a separate plan has been discontinued.

Note 3.  Summary of Significant Accounting Policies

The accounting policies followed in the preparation of the financial statements of The Vivendi Universal 401(k) Plan - Universal Employees (the "Plan") conform with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.  Summary of Significant Accounting Policies (continued)

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition: The assets were held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also included assets of the 401(k) plans of the Company's affiliates, UMG Manufacturing and Logistics, Inc., Joseph E. Seagrams & Sons, Inc. and Spencer Gifts, Inc. Effective July 1, 1999, the assets of the PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees were added to the Master Trust. The related investment income and appreciation (depreciation) in fair value represents allocations to the Plan based upon the ratio of the plan's assets to total Master Trust Assets.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

Payment of Benefits: Benefits are recorded when paid.

Note 4.  Tax Status of Plan

The Internal Revenue Service has ruled by a letter dated September 10, 2002 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code ("IRC"), as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5.  Related Party Transactions

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 6.  Assets Held in Trust

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Effective March 28, 2002, Vivendi Universal 401 (k) Plan - Universal Employees, Vivendi Universal - Uni Employees, and Vivendi Universal 401 (k) Plan - Deferred Savings and Investment Plan for Employees Plan were merged into the Vivendi Universal 401(k) Plan, and the Master Trust changed its Trustee and recordkeeper from Bank of New York and Hewitt Associates to Vanguard Fiduciary Trust Company and Vanguard Group, Inc., respectively. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of March 28, 2002 and December 31, 2001 were as follows:



                                                             2002           2001
                                                        ------------------------------
Assets
Investments held in trust at fair values determined by
quoted market prices:
Stable income fund
Vanguard retirement savings trust                             $ -       $ 121,870,473
Bond fund
PIMCO total return fund, class A shares                         -         116,050,435
S&P 500 index fund
Vanguard employee benefit fund                                  -         168,991,669
Managed equity fund
Vanguard value index fund                                       -          45,758,762
Growth equity fund
Vanguard institutional index fund                               -          20,321,155
Vivendi Universal stock fund
Vivendi Universal ADSs                                          -          34,029,544
Collective short term investment fund                           -             553,319
The Coca-Cola company stock fund
The Coca-Cola company common stock                              -           1,561,089
Collective short term investment fund                           -             108,353
Dreyfus small company value fund
Berger small company value fund                                 -          46,493,358
Dreyfus small company value fund                                -                   -
MSDW international equity fund
MSDW international equity fund                                  -          19,032,529
Dresdner global technology fund
Dresdner RCM global technology fund                             -          10,590,173
Loans to participants                                           -           8,457,476
                                                        ------------------------------

Total investments                                             $ -       $ 593,818,335
                                                        ------------------------------

VIVENDI UNIVERSAL 401(k) PLAN - UNIVERSAL EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 6.  Assets Held in Trust (Continued)

As of March 28, 2002 and December 31, 2001, the Plan's net assets held in the Master Trust available for benefits in the individual investment funds were as follows:


                                              2002                2001
                                       ----------------------------------------
Berger SmCap V Fund-Investor                   $ -           $ 22,118,176
Dresdner RCM Global Tech                         -              4,889,055
Loan Fund                                        -              4,393,258
Morgan Stanley Instit. International             -              9,821,550
PIMCO Total Return                               -             82,416,046
Vanguard 500 Index                               -            104,892,459
Vanguard Growth Index                            -              9,493,176
Vanguard Retirement Savings Trust                -             77,212,687
Vanguard Value Index                             -             17,321,334
Vivendi Universal Stock Fund                     -             19,504,611
                                       ----------------------------------------
Total                                          $ -          $ 352,062,352
                                       ========================================




Note 7. Investment Income from Master Trust

Investments held in trust are maintained at fair values determined by quoted market price. For the period ended Marched 28, 2002, the appreciation (depreciation) in fair value and other income was as follows:


                                                  2002
                                            ---------------
Berger SmCap V Fund-Investor                  $ (4,501,930)
Dresdner RCM Global Tech                          (439,130)
Morgan Stanley Instit. International               317,039
PIMCO Total Return                                (213,652)
Vanguard 500 Index                                 105,211
Vanguard Growth Index                             (121,191)
Vanguard Retirement Savings Trust                   64,392
Vanguard Value Index                               175,705
Vivendi Universal Stock Fund                    (5,600,263)
                                              ------------
Investment losses (net of investment gains)    (10,213,819)
Interest and dividends                           1,975,175
                                              ------------

Investment (loss)                             $ (8,238,644)
                                              ============

                                                                     Exhibit 2


                      CONSENT OF INDEPENDENT ACCOUNTANTS


                            Vivendi Universal, S.A.
             Vivendi Universal 401(k) Plan -- Universal Employees


We hereby consent to the incorporation by reference of our report dated June 30, 2003 which appears in your Annual Report on Form 11-K of the Vivendi Universal 401(k)Plan -- Universal Employees for the period ended March
28, 2002.


                                       By /s/ McGladrey & Pullen, LLP
                                         ------------------------------
                                            McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
New York, N.Y.
June 30, 2003

                                                                    Exhibit 3



                           Certification Pursuant to
                            18 U.S.C. Section 1350
     As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     In connection with the Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan - Universal Employees (the "Plan") for the three months ended March 28, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 30, 2003                  By:  /s/Jean-Rene Fourtou
                                            -----------------------
                                            Jean-Rene Fourtou
                                            Chief Executive Officer



Dated:  June 30, 2003                  By:  /s/Jacques Espinasse
                                            -----------------------
                                            Jacques Espinasse
                                            Chief Financial Officer


*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.